JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

08000912

US SEC EXEMPTION
FILE NO. 82-3572

SEC
Mail Processing
Section

FEB 20 2008

Washington, DC
104

22 January 2008

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

PROCESSED
FEB 27 2008
THOMSON
FINANCIAL

SUPPL

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached a copy of the following documents:

1. SEC Form 17-C of JG Summit Holdings, Inc. dated December 21, 2007 regarding a press release entitled "Robinsons Bank, Open on Sunday".

2. SEC Form 17-C of JG Summit Holdings, Inc. dated December 26, 2007 regarding a press release entitled "38th Robinsons Bank Branch Opens @ Angeles City".

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

Contact Person	Company Telephone Number
ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**

Fiscal Year Month	Fiscal Year Day	FORM TYPE	Annual Meeting (Month Day)
12	31	17-C	**Second Thursday of June**

Press Release entitled "Robinsons Bank, Open on Sunday"

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.:

Amended Articles Number/Section: N/A

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number:

LCU:

Document I.D.:

Cashier:

STAMPS

Remarks : pls. use black ink for scanning purposes

SEC HRAD
DEC 2 6 2007
CENTRAL RECEIVING AND RECORDS DIVISION

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

SEC Mail Processing Section
FEB 2 0 2008
Washington, DC
104

1. **December 21, 2007**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephone number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

<u>**SEC FORM 17-C**</u>

<u>**JG SUMMIT HOLDINGS, INC.**</u>

11. Item 9 – Other Events

Please see attached letter of JG Summit Holdings, Inc. to the Philippine Stock Exchange dated December 21, 2007 regarding a press release entitled "Robinsons Bank, Open on Sunday".

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc. (Issuer)	**December 21, 2007** (Date)

Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd

RobinsonsBank
A Savings Bank

Press Release
Contact Details: K. Bautista
7029500 loc 385

ROBINSONS BANK, OPEN ON SUNDAY

Marking its decade-long presence in the industry, Robinsons Bank, a wholly owned subsidiary of the JG Summit Group of Companies, recently started its year-round Sunday Banking service in its Main Office Branch at the ground floor of Galleria Corporate Center in Ortigas and In-Store Branch in Robinsons Place Manila in Ermita.

This program of the Bank is aimed to further serve the mall-going segment that does banking transactions on weekends with their families either for shopping or dining. The timely launch of its Sunday Banking serves as the Bank's response to the Christmas shopping rush of the public in Robinsons Galleria and Robinsons Place Manila.

Clients may do their usual banking transactions on Sundays from 10am to 3pm or on regular mall-based banking hours on weekdays without the inconvenience of offline ATMs or waiting in long lines at cash remittance centers for funds transfer. Moreover, all mall branches are open every Saturday, 10am to 3pm.

For inquiries on the bank's products and services, customers may contact the Bank's call center at 631-8888 or 702-9500 or email Call.center@robinsonsbank.com.ph.

# # #

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	17-C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

Press Release entitled "38th Robinsons Bank Branch Opens @ Angeles City"

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **December 26, 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 9 – Other Events

Please see attached press release entitled "38th Robinsons Bank Branch Opens @ Angeles City".

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Issuer)

December 26, 2007
(Date)

Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd

RobinsonsBank
A Savings Bank

Press Release
Contact Details: K. Bautista
7029500 loc 385

38TH ROBINSONS BANK BRANCH OPENS @ ANGELES CITY

Robinsons Bank, a wholly owned subsidiary of the JG Summit Group, recently opened its 38th branch along with its 65th ATM at Level 1 Robinsons Place Angeles, McArthur Highway, Balibago, Angeles City. The establishment of the new office is part of the Bank's continuous expansion program as it marks its 10th founding anniversary. Likewise, RSB is geared towards opening more branches and ATMs nationwide within the year and early 2008.

According to Mr. Emil Ruff, RSB's Cluster Head for Luzon, the opening of Angeles branch will help strengthen the bank's product offerings in Loans- *Home, Auto, Personal and Jewelry;* and Deposits- *Checking & Savings, Term Deposits, Storecard and Cardless ATM Banking* among others.

A pioneer in the field, RSB offers its Jewelry Loan, where customers can get instant cash for their personal or business requirements using their jewelries as collateral. Furthermore, proving its worth as one of the continuously innovating thrift bank in the industry, RSBank is proud of its Cardless ATM Banking product, which serves as the Bank's response in the increasing developments that come along with technological advancements.

A unique product of RSB, the Store Card allows customers to purchase on credit from Robinsons stores (Robinsons Department Store, Robinsons Supermarket, Topman, Handyman, Robinsons Appliances and Toys R' Us) and earn 5% commission on purchases of their cardholders, payable in four semi-monthly installments.

Ruff adds that the new programs are expected to further boost the bank's fast growing operations in consumer banking.

For inquiries on the bank's products and services, customers may contact the Bank's call center at 631-8888 or 702-9500 or email Call.center@robinsonsbank.com.ph.

# # #

END